

July 7, 2010

Michael Schaffer
Chief Executive Officer
Case Financial, Inc.
7668 El Camino Real, Ste.104-106
Carlsbad, CA 92009

> **Re:** **Case Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Filed May 24, 2010**
> **File No. 000-27757**

Dear Mr. Schaffer:

   We have reviewed your response letter dated June 18, 2010 and have the following comments. As noted in our comment letter dated February 12, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the quarterly period ended December 31, 2009

Item 4. Controls and Procedures. Page 14

1. We note your disclosure of the assessment of control and procedures to be effective as of December 31, 2009. However, we note the same assessment to be not effective as of March 31, 2010. In light of your disclosure of no change in internal controls from December 31, 2009 to March 31, 2010 in the March 31, 2010 Form 10Q, explain to us how you reasonably concluded that the assessment of control and procedures was effective as of December 31, 2009.

Exhibits 31.1 and 31.2

2. We reissue comment two of our letter dated May 20, 2010. Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that paragraph 4(b) as well as the language in the introductory paragraph 4 regarding internal control over financial reporting are missing in the certifications. As such, please revise to provide complete certifications in accordance with the above rule. To the extent you have no other revisions you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification. Otherwise, you should include the entire certification.

Form 10-Q for the quarterly period ended March 31, 2010

Condensed Consolidated Statements of Cash Flows, page 5

3. Please explain the nature of the line-item common stock for debt conversion and your basis for including it as an adjustment to reconcile net loss to net cash used by operating activities.

Exhibits 31.1 and 31.2

4. Please file amended certifications to conform with the language exactly as set forth in Item 601(b)(31) of Regulation S-K . We refer you to comment two above for guidance.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief